GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

April 20, 2015

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact the Assistant Corporate Secretary at (604) 608-1766.

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (“Great Panther” or the “Company”) will be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 4, 2015, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2014 and the report of the auditor on those statements;

2.	to set the number of directors at six;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at www.greatpanther.com/Investors/Reports-and-Filings/AGM-Information, at www.envisionreports.com/great-panther-AGM2015 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, by telephone 1-604-608-1766, toll Free: 1-888-355-1766 or by fax: 604-608-1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received no later than May 25, 2015.

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The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is not a registered Shareholder.

DATED at Vancouver, British Columbia, April 20, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board

ii

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GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 20, 2015)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general meeting (the “Meeting”) of its Shareholders to be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 4 2015, at 11:00 a.m. (Pacific Daylight Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of the Circular, but proxies may be solicited personally, by telephone or other means by directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders, which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full at www.greatpanther.com/Investors/Reports-and-Filings/AGM-Information, at www.envisionreports.com/great-panther-AGM2015 and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company is required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, by telephone 1-604-608-1766, toll Free: 1-888-355-1766 or by fax: 604-608-1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received no later than May 25, 2015.

All Shareholders may call 1-888-355-1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1- 416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders (Non-registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”), accompanying the Notice and Access notification from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at 333 Seymour Street, Suite 800, Vancouver, British Columbia, V6B 5A6, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The board of directors has fixed April 17, 2015, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. As of April 17, 2015, there were 139,573,707 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors – Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 17, 2015.

NUMBER OF AND ELECTION OF DIRECTORS

The number of directors was last fixed by Shareholders of the Company at six. At the Meeting, Shareholders will be asked to approve an ordinary resolution to fix the number of directors at six.

The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of Shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a Shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations on the offered resignation. The policy does not apply in circumstances involving contested director elections.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by the Company’s Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website.

As of the date of the Management Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

The Company has set forth six nominees for election to the board of directors of the Company. Voting for the election of the six nominee directors will be conducted on an individual basis. All of the six nominees for election at the Meeting are currently directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of nominees for election as directors, and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction. Further information regarding each nominee’s principal occupation, business or employment for the five preceding years, and education is provided in the section titled “Election of Directors – Principal Occupation, Business or Employment of Nominees”.

Unless authority to do so with respect to one or more directors is withheld and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Nominee Name, Position with the Company and Residency	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or (1) Controlled

R.A. (BOB) ARCHER, P. Geo. President & Chief Executive Officer; Non-Independent Director Okanagan Falls, BC, Canada

Chief Executive Officer of the Company from 2004 to present; President of the Company from 2004 to 2012, and from 2013 to present; Non-Executive Director of Altair Ventures Incorporated from 2006 to 2014; President, Chief Executive Officer of Cangold Limited from 2003 to present.

		Since April 27, 2004	1,441,000 (2)

Nominee Name, Position with the Company and Residency	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or (1) Controlled

R.W. (BOB) GARNETT,
CPA, CA, ICD.D

Chairman and Independent Director; Chairman of Audit Committee (until December 31, 2014), continuing as a Member of Audit Committee from January 1, 2015; Member of Human Resources & Compensation Committee

Richmond, BC, Canada

Commissioner, Financial Institutions Commission 2012 to current; Director of Media Valet Inc. (formerly “VRX Worldwide Inc.”) since 2009; President of Sagebrush Golf and Sporting Club 2012 to current and CFO 2006 to 2012; Director of the South Coast British Columbia Transportation Authority (TransLink) from 2008 to 2011; President of PDG Management Partners, Inc. from 1998 to 2010; Director of Central 1 Credit Union from 2009 to 2010;

		Since May 3, 2011	50,000(2)

KENNETH W. MAJOR, P. Eng. Independent Director; Chairman of Safety, Health & Environment Committee; Member of Nominating & Corporate Governance Committee Maple Ridge, BC, Canada	Director of Cangold Limited from December 2011 to present; Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. from 2006 to present.	Since March 17, 2011	Nil(2)

JOHN JENNINGS, CFA Independent Director; Chairman of Human Resources & Compensation Committee; Member of Audit Committee North Vancouver, BC, Canada

Senior Client Partner, Korn Ferry since 2012; Chief Operating Officer of Anthem Properties Group from 2010 to 2012; Senior Director and Head of Mid-Market Investment Banking, Western Canada for CIBC from 2003 to 2010.

		Since June 28, 2012	Nil(2)

W.J. (JAMES) MULLIN

Independent Director; Chairman of the Nominating & Corporate Governance Committee; Member of the Human Resources & Compensation Committee; Member of Safety, Health & Environment Committee

Tulameen, BC, Canada

Retired Professional Engineer in the province of British Columbia. Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001. During 5 years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid- sized cattle ranch.

		Since August 6, 2013	Nil(2)

Nominee Name, Position with the Company and Residency	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or (1) Controlled

JEFFREY R. MASON, CA, ICD.D

Independent Director; Member and Chairman (effective January 1, 2015) of the Audit Committee; Member of the Safety, Health & Environment Committee; Member of the Nominating & Corporate Governance Committee

Vancouver, BC, Canada

Director and Chief Financial Officer of Wellgreen Platinum Ltd. since 2013 and 2012 respectively; Chief Financial Officer, Corporate Secretary and Director of Hunter Dickinson Inc. from 1994 to 2008; Director of Amarc Resources Ltd. since 1995; Director and Audit Committee chair of Red Eagle Mining Corporation since 2011; Director and Audit Committee chair of Slater Mining Corporation since 2008; Director and Audit Committee chair of Coastal Contacts Inc. from 2006 to 2014.

		Since May 6, 2014	524,948(2)

Notes:
(1)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(2)	For details of Share Options held by each of the Directors, refer to “Incentive Plan Awards” under the “Directors Compensation” caption within the “Statement of Executive Compensation”.

Principal Occupation, Business or Employment of Nominees

R.A. (Bob) Archer, P. Geo. – President, Chief Executive Officer and Director

Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 18 years, he has held various positions at the senior management level of junior exploration and producing companies. He is President and Chief Executive Officer and a Director of the Company. Mr. Archer is also the President and Chief Executive Officer and a Director of Cangold Limited (“Cangold”), a junior mineral exploration and development company whose primary focus is precious metals, particularly gold. Cangold is based in Vancouver, British Columbia and is listed on the TSX Venture Exchange (“TSX-V”) under the trading symbol CLD. Mr. Archer also served as Chairman of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. from 2006 to 2014. Altair Gold Inc. is a junior gold exploration and development company with a property in southeastern British Columbia and is listed on the TSX-V under the trading symbol AVX.

R.W. (Bob) Garnett, CPA, CA, ICD.D – Chairman and Director

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007 he completed the Certified Directors Program with the Institute of Corporate Directors. In 2012 he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. Mr. Garnett currently serves as President of a world ranked golf facility located near Merritt, British Columbia. From 2008 to 2011 he was a director and chair of the Audit Committee of the South Coast British Columbia Transportation Authority (Translink) and during 2011 he was the Vice-Chair. From 1996 to 2010, Mr. Garnett was President of PDG Management Partners, Inc. which most recently owned US and Canadian based companies in the same day courier industry. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia.

Kenneth W. Major, P. Eng. – Director

Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He has more than 38 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987 Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994 he became an owner/partner on formation of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006 Mr. Major left HATCH Engineers to form an independent processing consulting company, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle. Mr. Major currently serves on the board of Cangold and is a member of its Audit Committee.

John Jennings, CFA – Director

Mr. Jennings is a Chartered Financial Analyst who has almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle-market companies. He is currently a Senior Client Partner at Korn Ferry, the world’s largest talent management organization, and prior to that, he was the Chief Operating Officer with a privately held real estate development, management and investment firm. He earned a Masters in Business Administration degree from London Business School in London, England and a Bachelor of Science degree in chemistry from the University of Western Ontario in London, Ontario.

W. James Mullin – Director

Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent 33 years with Newmont Mining Corporation (“Newmont”). After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included open pit and underground mines and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings.

Jeffrey R. Mason, CA, ICD.D – Director

Mr. Mason is a Chartered Accountant and has his Institute of Corporate Directors designation with 25 years of public mineral company experience in exploration, development, construction and operation for platinum group metals, gold, copper, nickel, silver, lead, zinc, and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst and Young Entrepreneur of the Year Award (Natural Resources Category). He has expertise in corporate governance, exploration, construction and operations reporting, mergers and acquisitions, corporate finance and regulatory reporting, including 15 years as a Principal with, and Chief Financial Officer of, Hunter Dickinson Inc., and in addition, as Chief Financial Officer, Corporate Secretary and director for 15 public companies listed on the TSX, TSXV, NYSE MKT and NASDAQ. Mr. Mason served as director of TSX/NASDAQ-listed, Coastal Contacts Inc., an online e-retailer with annual sales of over $220 million and 650 employees, which was sold for $430 million to Essilor International in 2014. He began his career with Deloitte LLP as a Chartered Accountant, followed by 6 years at Homestake Mining Company (merged with Barrick Gold Corporation) in mineral exploration, construction and operations reporting. Mr. Mason's current principal activity is as Chief Financial Officer and director of Wellgreen Platinum Ltd., as well as director of three publicly-traded exploration development companies.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders, at a remuneration to be fixed by the directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders and the authorization of the directors to fix the remuneration of the auditor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the Shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies:

(a)	Code of Business Conduct and Ethics; and

(b)	Whistleblower Policy.

The following disclosure has been prepared under the direction of the Nominating and Corporate Governance Committee and has been approved by the Board.

Board of Directors

The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Diversity and Gender Equality

Even though the Board has not yet adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. Consistent with these principles, the Board will seek to have at least one female candidate for any future director positions. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. There are currently no female directors on the Board.

Though the Company does not have any female executive officers, the Company benefits from the distinguished service of a number of women in senior management, including at Vice President and Director-level. The Company has not adopted any targets for the number of woman in executive officer positions, but intends to seek to have at least one female candidate for any new executive officer position. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Board relationships

The Board has reviewed the relationship between each current and proposed director and the Company with a view to determining independence. Based on that review, five of the six directors are independent. Below is a summary of the basis of the Board’s determinations:

Name	Independence status	Basis for determination of non-independence
R. A. (BOB) ARCHER	Not independent	Mr. Archer is considered to have a material relationship with the Company because he currently serves as the Chief Executive Officer and President of the Company.
R.W. (BOB) GARNETT	Independent	Not applicable – no material relationship
KENNETH W. MAJOR	Independent	Not applicable – no material relationship
JOHN JENNINGS	Independent	Not applicable – no material relationship
W.J. (JAMES) MULLIN	Independent	Not applicable – no material relationship
JEFFREY R. MASON	Independent	Not applicable – no material relationship

Other Reporting Issuer Experience

The following table provides details regarding directorships and committee appointments held by the directors in other reporting issuers. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

Name	Other Reporting Issuer Directorships	Other Reporting Issuer Committee Appointments
R.A. (BOB) ARCHER	Cangold Limited	N/A
KENNETH W. MAJOR	Cangold Limited	Audit Committee
R.W. (BOB) GARNETT	Media Valet Inc.	Audit Committee (Chair)
JEFFREY R. MASON	Amarc Resources Ltd. Red Eagle Mining Corporation Slater Mining Corporation Wellgreen Platinum Ltd	Audit Committee Audit Committee (Chair) Compensation Committee Audit Committee (Chair) Compensation Committee (Chair) N/A

No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Interlocking Directorships

Robert A. Archer and Kenneth W. Major are directors of the Company who serve together as directors on the board of Cangold. Mr. Major is a member of Cangold’s Audit Committee. Mr. Archer is not a member of any of Cangold’s Committees.

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources and Compensation Committee (“HRCC”), (c) the Nominating and Corporate Governance Committee (“NCGC”) and (d) the Safety, Health and Environment Committee (“SHEC”). All four committees are comprised solely of independent directors.

The Board Committees that were in place during the financial year ended December 31, 2014, their members and the number of meetings each Board Committee held during the year are set out below.

Board Committee	Members	Number of Meetings in 2014
Audit Committee	R.W. (Bob) Garnett (Chair) (1) John Jennings Jeffrey Mason(2)	5
HRCC	John Jennings (Chair) R.W. (Bob) Garnett W.J. (James) Mullin	4
NCGC	W.J. (James) Mullin (Chair) Kenneth W. Major Jeffrey Mason(2)	1
SHEC	Kenneth W. Major (Chair) Jeffrey Mason(2) W.J. (James) Mullin	1
Notes:
(1)	Mr. Garnett served as Chair of the Audit Committee until December 31, 2014. From January 1, 2015, Mr. Garnett continues as a member of the Audit Committee.
(2)

Mr. Mason was appointed a Director of the Company on May 6, 2014 and served as a member of the Audit Committee until December 31, 2014. Mr. Mason was appointed as Chair of the Audit Committee effective January 1, 2015.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2014.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the independent directors regularly as part of board meetings and Audit Committee meetings. During the financial year ended December 31, 2014, the independent directors held nine in-camera meetings in conjunction with each board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent directors and the Company’s auditors.

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The HRCC meets as often as deemed necessary, but will meet at least three times per year. Other Board Committees hold regular meetings throughout the year as required, but will meet at least once annually.

The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2014.

Name	Number of Board Meetings	Number of Board Meetings Attended	Individual Attendance Rate
R.A. (BOB) ARCHER	10	10	100%
R.W. (BOB) GARNETT	10	10	100%
KENNETH W. MAJOR	10	10	100%
JOHN JENNINGS	10	9	90%
W. JAMES MULLIN	10	10	100%
JEFFREY MASON (1)	6	6	100%
Notes:
(1)	Mr. Mason was appointed a Director of the Company on May 6, 2014. He attended all the scheduled board meetings in 2014 from the time of his appointment.

Mandate and Charters

The Board has developed and approved a written mandate for the Board and formal charters for each Committee. Copies of the Board mandate and Committee charters can be found on the Company’s website at www.greatpanther.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	strategic planning, including:

	o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

	o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

	o	approval of material acquisitions and divestitures;

•	financial and corporate matters, including:

	o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

	o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

	o	approval of commencement or settlement of material litigation;

•	business and risk management, including:

	o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

	o	approval of any plans to hedge sales; and

	o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems;

•	policies and procedures, including:

	o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

	o	approving and acting as guardian of the Company’s corporate values; and

	o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

A copy of the Board Mandate is attached to this Information Circular as Appendix A.

Mandate of the Audit Committee

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies. More information about the Audit Committee, as well as a copy of its Charter is attached as Appendix A to the Annual Information Form (the “AIF”) which was filed on SEDAR at www.sedar.com on March 30, 2014.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Mandate of the Human Resources and Compensation Committee

The role of the HRCC includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Board. The HRCC also approves all compensation for executive officers and directors, recommends compensation plans, including equity-based compensation plans to the Board, and performs an annual review of the Company’s benefits programs. Refer to “Statement of Executive Compensation”. The full text of the HRCC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Mandate of the Nominating and Corporate Governance Committee

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This Committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this Committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees, and reviews and monitors orientation and education of directors. The full text of the NCGC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Safety, Health and Environment Committee

The mandate of the SHEC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this Committee to review and make recommendations with respect to the safety and health program, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The SHEC must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field, and evaluates the impact on the Company. The full text of the SHEC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chairman of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the Chief Executive Officer, Chairman and respective chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of directors. When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics for the Company, its Directors, officers and employees (the “Code”). The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

The NCGC oversees compliance with the Code. Mr. Bob Garnett, the independent Chairman of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code is included in the orientation of new employees and provided to existing directors, officers and employees on an on-going basis. To ensure familiarity with the Code, directors, officers and employees are required to read the Code and sign a Compliance Certificate annually.

The Code states that the Company’s directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the director’s, officer’s or employee’s motivation or the proper performance of his/her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Code provides that each director, officer and employee is personally responsible for, and it is their duty to report, violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice. The Code requires any questions or reported violations to be addressed immediately and seriously, and provides that reporting of suspected breaches can be made anonymously.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the six continuing directors for election this year.

The NCGC is composed of Messrs. Mullin, Major and Mason, all of whom are independent directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual directors. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE MKT Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, in addition to having a separate Audit Committee, the Company’s Board has established a separately-designated HRCC that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802(C) of the NYSE MKT Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee”, information regarding the Audit Committee can be found in the Company’s AIF under the heading “Audit Committee Information”. The AIF also includes a copy of the Audit Committee charter. The AIF is available under the Company’s profile on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Assistant Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and,

(c)

“Named Executive Officers” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the financial year ended December 31, 2014, the Company had the following Named Executive Officers (“NEOs”):

  Robert A. Archer, President and Chief Executive Officer (the “CEO”);

  Jim A. Zadra, Chief Financial Officer and Corporate Secretary (the “CFO”);

  Ali Soltani, Chief Operating Officer (the “COO”);

  Robert F. Brown, Vice President, Exploration (the “VP Exploration”); and

  J. Eloy Fierro, General Manager (the “GM”), Guanajuato Mine Complex (the “GMC”)

COMPENSATION DISCUSSION AND ANALYSIS

The HRCC of the Board is composed entirely of independent directors. It directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. The HRCC’s principal functions are to: (a) review and approve compensation levels and programs for the Company’s executive officers; (b) oversee the administration of the Company’s share based compensation plans; (c) review and approve goals, objectives and parameters for short term and long term incentive plans; and (d) approve employment and consulting agreements for executive officers.

The Company’s executive officers participate in executive compensation decisions by making recommendations to the HRCC regarding (a) executive officer base salary, annual short term and long term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the executive officers; and (c) recommendations to amend short term and long term incentive plans, as necessary.

The HRCC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principals guide the HRCC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

  Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to Shareholders;

  Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

  Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operation performance over performance measures that are more directly influenced by metals prices; and

  Compensation programs should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company has no current policy permitting or precluding NEOs or directors to purchase financial instruments to hedge or offset a decrease in market value in share options and no such policy is currently contemplated.

The Company’s executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. For NEOs, the compensation program is designed to provide a larger portion of variable incentives tied to corporate performance. NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Program (“STIP”) and share options. Salaries are a base level of compensation designed to attract and retain executive officers with the appropriate skills and experience. STIP payments are designed to reward NEOs for the achievement of short term corporate objectives and individual contribution towards achieving those objectives, while share option grants through the Company’s Amended and Restated Incentive Share Option Plan (the “Share Option Plan”) are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders. The executive compensation program is designed to provide NEOs with a higher proportion of their total compensation from STIP payments and share options and thereby tie a greater portion of their compensation to performance.

Each element of executive compensation is carefully considered by the HRCC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Companies goals and objectives.

During 2014, the HRCC retained Global Governance Advisors (“GGA”) to provide independent compensation advice to the HRCC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is retained to continually review the compensation levels for the Company’s executive officers and directors and short and long-term incentive plans, and evaluate and make recommendations on the Company’s overall executive and director compensation philosophy, objectives and approach.

GGA’s services in 2014 included:

  Director education on mining compensation trends and practices;

  An independent review of the executive compensation philosophy, peer group and compensation;

  An independent review of the short and long-term incentive designs; and

  An independent review of director compensation.

Fees for GGA's services are set forth in the table below.

Year	Executive compensation related fees ($)	All other fees ($)
2014	$58,240	Nil

The HRCC reviews all fees and the terms of consulting services provided by its compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and director total compensation plans for the year ended December 31, 2014:

Annual Compensation Review Process

The HRCC follows an annual compensation review process, working in collaboration with its independent compensation advisor, GGA. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;

2.	Review and validate the Peer Group;

3.	Detailed Executive Compensation Review;

4.	Detailed review of performance metrics and determine incentive awards; and

5.	Establish performance metrics for following fiscal year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

  Companies of a similar (0.5x to 2x) size to Great Panther, mostly from a Total Assets perspective, but also taking into account other factors such as Market Cap and Revenue;

  Companies that are operational in nature (not just an exploration company);

  Companies that have multiple mine sites that they are either operating or exploring;

  Companies that operate in a similar geography (i.e. Mexico/South America);

  Companies that have underground mine sites; and

  Companies that produce similar metals to Great Panther (i.e. silver, gold and/or other precious metals).

The Peer Group defines the competitive market, which Great Panther shall use to guide executive compensation design and pay levels.

A smaller, more defined peer group is used to measure relative performance on an annual basis.

The custom peer group based on the criteria listed above is:

2014 Peer Group for Great Panther Silver Limited
Aurcana Corporation	IMPACT Silver Corp.	Sierra Metals Inc.
Endeavour Silver Corp.	Primero Mining Corp.	Silvercrest Mines Inc.
Excellon Resources Inc.	Revett Minerals Inc.	U.S. Silver & Gold Inc.
First Majestic Silver Corp.	Santacruz Silver Mining Ltd.
Fortuna Silver Mines Inc.	Scorpio Mining Corp.

In addition to the custom peer group, for additional context the Company evaluates the Global Mining Industry Data for Companies with Assets between $100 and $200 Million from GGA’s Global Mining Executive and Director Compensation Survey Report.

Base Salary

A NEO’s base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for NEOs are set out in their employment or consulting/service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board based on an assessment by the HRCC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the HRCC also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board in its sole discretion based on the recommendations of the HRCC and its knowledge of the industry and geographic markets in which the Company operates. While the executive officers may provide their recommendation to the HRCC on the NEOs’ annual base salaries, the HRCC and the Board make the final determination on the annual base salaries of the NEOs. The CEO and CFO do not make recommendations with respect to their individual salary or other incentives. The HRCC does not use any type of quantitative formula to determine the base salary level of any of the NEOs. The levels of compensation of the President and CEO, the CFO, and the VP Exploration, were reviewed by GGA during the year ended December 31, 2014. The review was carried out prior to the appointment of the COO.

During 2014, the Company had employment and/or consulting/service agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The HRCC believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions. Additional information regarding the service and employment agreements with the NEOs is found in “Termination and Change in Control Provisions”.

Short-term Incentive Program

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive incentive compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of STIP payments. STIP payments, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. STIP payments are reviewed and approved by the HRCC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The STIP determines annual incentive compensation with specific targets and objectives recommended by the HRCC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories each with a different target award opportunity and percentage allocation of corporate versus personal goals. Incentive compensation for the employees will be directly tied to the achievement of the key metrics as well as the achievement of individual goals. The objectives of the STIP are to align individual contributions with the Company’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

For 2014, the STIP payments to each of the NEOs were based on a formula taking into account both Corporate Objectives and Personal Objectives, weighted 65% and 35% respectively in the case of CEO, CFO, COO and VP Exploration. For the GM of the GMC, the achievement of Corporate Objectives and Personal Objectives are considered equally (50/50 weighting). The Personal Objectives are both quantitative and qualitative in nature and support the achievement of overall Corporate Objectives. For 2014, the Corporate Objectives included an overarching safety objective to promote the importance of maintaining an organization that values safe operations.

The following table provides the mix of Corporate and Personal Objectives used in the STIP payment determination, and the target award and ranges.

	C level	VP Exploration	GM Level
Weighting Corporate/ Personal Objectives	65/35	65/35	50/50
STIP cash award “Target”	35-40%	30%	20%
STIP cash award range	0-80%	0-60%	0-20%

The achievement of Corporate Objectives may range from 0% to 200% depending on the specific goals and actual performance relative to the target, while the HRCC may also include bonus achievement rewards relative to unforeseen matters or specific accomplishments. In addition, the results of each Corporate Objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the Corporate Objectives.

The final STIP payment is computed as follows: Base Salary x Target x [(Corporate Objectives Weighting x Corporate Objective Achievement) + (Personal Weighting x Personal Objective Achievement)].

The following table describes the Corporate Objectives for the purposes of the STIP, as well as the final evaluation of the achievement of each Corporate Objective:

Metric	Measurement	Target Weighting (1)	Achievement (1)
Silver Production	Actual silver equivalent ounce production relative to budget and guidance production numbers.	30%	15%
Resources	Replace mined resources and increase Measured &Indicated Mineral Resources at the GMC. Increase Inferred Mineral Resources at the San Ignacio Mine.	15%	15%
	Actual cash cost relative to budget and
Production cash cost (2)		20%	5%
	guidance cash cost.
Free Cash Flow (“FCF”)(3)	Actual FCF relative to budgeted FCF(3)	20%	0%
Corporate growth	Achievement of corporate development and other growth initiatives.	15%	15%
Subtotal for Corporate Objectives		100%	50%
One-time Bonus Award(4)			10%
Subtotal			60%
Adjustment for Safety Factor			0.5x
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)			30%
Notes:
(1)

The results of each objective were to be multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations and the status of the 2014 illegal miner issue. Management had set targets of an Incident Rate of less than 3 and Severity Rate of less than 20. The HRCC reviewed the safety record at the end of each year and, in light of the two reported fatalities at the Topia Mine, the HRCC determined that the lowest factor of 0.5x would be appropriate.

(2)

Cash cost per payable ounce is a non-IFRS measure. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges and net of mining duties calculated on applicable gross revenue. By-products consist of gold at the GMC, and gold, lead and zinc at the Topia Mine.

(3)

Free Cash Flow is a non-IFRS measure and does not have a standardized meaning. Free Cash Flow has been determined as EBITDA less sustaining capital expenditure. No deduction is made for non-sustaining capital expenditure.

(4)

This was awarded at the discretion of the HRCC and the Board for the successful efforts of the Company’s management and employees in resolving illegal mining and a related disruption at the Company’s GMC.

The HRCC also assessed the individual performance of each of the NEOs. As a result, each of the NEOs achieved the following overall (reflecting both the level of achievement on Corporate Objectives and Personal Objectives) STIP awards:

Position	STIP Percentage of Target
CEO	49%
CFO	56%
COO	50%
VP Exploration	49%
GM GMC	53%

Long-term Incentive Plans

The share option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with an additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The HRCC reviews management’s recommendations and makes its own recommendations to the Board. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the HRCC. When new grants are made, previous grants are also taken into consideration to ensure that the overall options granted are fair in relation to those of other employees and executives and within the range of option grants of similar companies in the mining industry. The number of outstanding options is also considered by the HRCC when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan.

For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. Details of the benefits and perquisites provided to the NEOs are disclosed in the “All Other Compensation” column of the 2014 Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid vacation, and retirement savings plan benefits. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone, and commuting expenses.

Compensation Governance

The HRCC consists of John Jennings (Chair), R.W. (Bob) Garnett, and W.J. (James) Mullin, all of whom are independent directors. The Board is satisfied that each member has the skills and experience to carry out of the Mandate of the HRCC. The HRCC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Senior Client Partner at Korn Ferry, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has almost three decades of experience in the Canadian and international financial sectors, as chief executive officer of a Canadian investment dealer and thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle market companies. Mr. Garnett has over 30 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission, (“FICOM”). FICOM is an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33 year career with Newmont Mining Corporation. The experience of the HRCC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The HRCC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the HRCC carefully considers whether the design and structure of compensation programs and related performance criteria provide appropriate incentives without creating undue risks.

Executive compensation comprises short-term compensation in the form of a base salary, STIP payments, and longer term incentives through the Company’s Share Option Plan. This structure ensures that a significant portion of executive compensation (share options) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is limited. Furthermore, the short-term components of the executive compensation are carefully reviewed by the HRCC to ensure that the elements provide incentives which align with the longer-term growth and development of the Company. Performance criteria and objectives for short and long-term incentive compensation are carefully reviewed by the HRCC each year, and the HRCC has discretion to make changes to these parameters before making its final recommendations to the Board. These measures mitigate the risk that the Company’s incentive programs would cause an officer to take inappropriate or excessive risks at the expense of the Company or the Shareholders.

Due to the small size of the Company and the current level of the Company’s activity, the HRCC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the HRCC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

  Appointing a HRCC comprised of only independent directors to oversee the executive compensation program;

  Retaining independent compensation advisors to provide advice on the level of compensation for executives;

  Setting performance hurdles and milestones for determining STIP payouts;

  The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;

  Paying performance related incentives only when performance results are known;

  Setting caps on incentive programs; and

  Use of discretion in adjusting incentive payments up or down as the HRCC deems appropriate and recommends.

Actions, Decisions or Policies Made After December 31, 2014

In light of prevailing industry conditions, there were no increases in base salaries for 2015 for NEOs employed under employment agreements. The President and CEO was transitioned from a consulting contract to a new employment agreement effective January 1, 2015, such that there are no longer any NEOs employed under consulting contracts.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2010, with the cumulative total return of the TSX Composite Index from January 1, 2010 to December 31, 2014:

	Jan. 01/10	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14
Great Panther Silver Limited	$ 100.00	$ 289.58	$ 207.29	$ 160.42	$ 80.21	$ 72.92
S&P/TSX Composite Index	$ 100.00	$ 115.84	$ 108.33	$ 114.69	$ 128.23	$ 141.98

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares such as base salary and annual incentive plans which pay an award based on the achievement of specific corporate and personal objectives. In addition, the Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2012 through 2014. For 2012, NEO compensation increased mainly due to management changes at the Company which added the position of President to replace the Chief Operating Officer. During this period, the Company’s share price also declined reflecting mainly a decline in silver prices, but also a downward revision in the Company’s production guidance for the year. 2013 saw a very sharp decline in silver prices which significantly affected the Company’s share price and profitability. As a result, the Company undertook a restructuring which included the elimination of the standalone role of the President. Severance payments in respect of this restructuring significantly increased NEO total compensation. Annual incentive compensation also increased as specific goals and objectives were achieved which were independent of the share price. In 2014, the Company expanded its portfolio of producing mines with the commencement of commercial production at the San Ignacio Mine. The Company increased metal production by 12% in terms of silver equivalent ounces, however, the benefit of increased production was offset by significant declines in the silver and gold prices. The net effect was that the Company’s share price remained essentially unchanged at the end of 2014, compared to the closing price 12 months earlier. In order to better direct the Company’s expanding operations, the Company appointed a new Chief Operating Officer during September 2014, which resulted in an increase in NEO compensation. In addition, compensation related to option-based awards increased as a result of the independent review of NEO compensation and the desire to enhance retention of NEOs through longer-term incentives such as option-based awards which vest over several years.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2014, 2013 and 2012:

Non-equity incentive plan compensation ($)
Name and current principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Annual Short- term incentive plans(2)	Long- term incentive plans	Pension value ($)	All other compensation ($)(6)	Total ($)
R.A. (BOB) ARCHER, P. GEO. President & CEO	2014 2013 2012	457,200(4) 492,390(4) 378,863	Nil Nil Nil	277,336 46,332 72,939	89,700 80,000 40,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	824,236 618,722 491,802
JIM A. ZADRA, CA CFO & Corporate Secretary	2014 2013 2012	285,000 262,500 226,401	Nil Nil Nil	229,608 77,219 72,939	56,100 60,000 40,000	N/A N/A N/A	N/A N/A N/A	14,250 12,135 4,528	584,958 411,854 343,868
ALI SOLTANI (3) COO	2014 2013 2012	99,856(5) N/A N/A	Nil N/A N/A	108,508(5) N/A N/A	17,700(5) N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	226,065(5) N/A N/A
ROBERT F. BROWN, P. GEO. VP Exploration	2014 2013 2012	220,000 215,000 205,000	Nil Nil Nil	99,325 30,888 Nil	32,500 40,000 20,000	N/A N/A N/A	N/A N/A N/A	11,000 11,022 N/A	362,825 296,910 225,000
J. ELOY FIERRO, GM, GMC	2014 2013 2012	209,966(7) 203,929(9) 26,619(11)	Nil Nil Nil	25,799 56,611 Nil	22,410(7) 27,950(9) Nil	N/A N/A N/A	N/A N/A N/A	10,823(8) 10,046(10) N/A	268,998 298,536 26,619
Notes:
(1)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 27, 2014 grants were valued using the following assumptions: Exercise Price: $1.31; Risk Free Rate of Return: 1.18%; Volatility Estimate: 61.97%; Expected Life (Years): 2.96; Dividend Rate: Nil; Per Option Value: $0.545812. The November 4, 2014 grant to Mr. Soltani was valued using the following assumptions: Exercise Price: $0.86; Risk Free Rate of Return: 1.09%; Volatility Estimate: 64.06%; Expected Life (Years): 2.94; Dividend Rate: Nil; Per Option Value: $0.367211.

(2)	The 2014 annual incentive was paid in 2015, and the 2013 annual incentive was paid in 2014.
(3)	Mr. Soltani’s employment with the Company commenced on September 1, 2014.
(4)

Payments for 2014 consist of consulting fees of $457,200 paid to Platoro Resource Corp., a British Columbia company controlled by Robert A. Archer. Payments for 2013 consist of consulting fees of $492,390 paid to Platoro Resource Corp. Payments for 2012 consist of consulting and directors’ fees of $348,863 and $30,000 respectively, of which the consulting fees were paid to Platoro Resource Corp.

(5)

The salary paid to Mr. Soltani in 2014 relates to the period from the start of his employment with the Company on September 1, 2014. These amounts were paid in US dollars, and for reporting purposes were translated at an exchange rate of $1.00=USD 0.8912.

(6)	Retirement plan benefits.
(7)

Mr. Fierro received base salary and short-term incentive payments in Mexican Pesos (“MXN$”) for 2014 in the amounts of MXN$2,528,489, MXN$269,876 respectively For reporting purposes both amounts were translated into Canadian dollars by applying an exchange rate of MXN$1=$0.0830.

(8)

Mr. Fierro received retirement benefits in the amount of MXN$30,259, as well as a statutory Christmas bonus of $100,076 during 2014. For reporting purposes all amounts were translated into Canadian dollars by applying an exchange rate of MXN$1=$0.0830.

(9)

Mr. Fierro received base salary and short-term incentive payments of MXN$2,526,063 and MXN$346,213 respectively for 2013. For reporting purposes all amounts were translated into Canadian dollars by applying an exchange rate of MXN$1=$0.0807.

(10)

Mr. Fierro received retirement benefits in the amount of MXN$26,332, as well as a statutory Christmas bonus of $98,113 during 2013. For reporting purposes all amounts were translated into Canadian dollars by applying an exchange rate of MXN$1=$0.0807.

(11)	Mr. Fierro joined the Company as GM of the GMC on November 14, 2012. His base salary for 2012 was denominated in MXN$ and translated at a rate of MXN$1=0.07672.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2014, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R. A. (BOB) ARCHER	150,000 100,000 430,000	0.70 1.71 1.31	28-Jun-16 16-Aug-17 27-Jun-19	Nil	Nil	Nil	Nil
JIM A. ZADRA	150,000 250,000 100,000 356,000	2.40 0.70 1.71 1.31	05-Dec-16 28-Jun-16 16-Aug-17 27-Jun-19	Nil	Nil	Nil	Nil
ALI SOLTANI	250,000	0.86	04-Nov-19	Nil	Nil	Nil	Nil
ROBERT F. BROWN	100,000 154,000	0.70 1.31	28-Jun-16 27-Jun-19	Nil	Nil	Nil	Nil
J. ELOY FIERRO	100,000 10,000 40,000	1.34 0.70 1.31	14-Mar-16 28-Jun-16 27-Jun-19	Nil	Nil	Nil	Nil
Notes:
(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2014, which was $0.70 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2014 for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. A. (BOB) ARCHER	$29,000(2)	Nil	$89,700
JIM A. ZADRA	$48,333 (2)	Nil	$56,100
ALI SOLTANI	$Nil (3)	Nil	$17,700
ROBERT F. BROWN	$19,333(2)	Nil	$32,500
J. ELOY FIERRO	$2,600(2)	Nil	$14,100
Notes:
(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Messrs. Archer, Zadra, Brown and Fierro were granted share options on June 27, 2014, none of these options vested during 2014. The value reported for the year relates to the vesting of share options granted on June 28, 2013 at an exercise price of $0.70, the first tranche of which vested on June 28, 2014.

(3)	Mr. Soltani was granted options to purchase shares of the Company on November 4, 2014. None of these options vested during 2014.

See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following or, in connection with, retirement.

Retirement Plan Benefits

The NEOs are eligible to participate in the Company’s matching retirement benefits program, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian resident employees. (A similar savings plan program is offered to the Company’s employees in Mexico.) The Company pays contributions to a Deferred Profit Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) equal to the contributions made by the employee to a maximum of 5% of the employee’s salary, or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company paid contributions totaling $25,250 in 2014 which were fully vested.

Termination and Change in Control Provisions

The Company has entered into service and/or employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Executive Consulting Services Agreement and subsequent Employment Agreement – R.A. (Bob) Archer

The Company entered into an Executive Consulting Services Agreement (the “Platoro Agreement”) on January 1, 2013 with Platoro Resource Corp., a British Columbia company controlled by Mr. Archer (“Platoro”). Pursuant to the terms of the Platoro Agreement, Mr. Archer was engaged as the President and Chief Executive Officer of the Company to December 31, 2015, at a fee of $1,800 per day (the “Daily Fee”). Under the terms of the Platoro Agreement, Platoro was also entitled to a bonus based on Mr. Archer’s performance. The criteria for a bonus was reviewed and established annually by the HRCC.

The Company would have been able to terminate the Platoro Agreement without any prior notice or payment in lieu of notice in the event that Mr. Archer committed misconduct, misfeasance or malfeasance; neglected his duties to the Company or was convicted of an indictable criminal offence. The Company would also have been able to terminate the Platoro Agreement without cause and without further obligation, by providing Platoro with a payment equal to 480 times the Daily Fee at the then-current rate and two years’ bonus. In this case, the bonus would have been calculated as the average of any performance bonus awarded in the previous two year period or such lesser period as Mr. Archer had worked with the Company, and the equivalent of two years of other compensation, if any.

The Company entered into an employment agreement with Mr. Archer (the “Archer Agreement”) effective January 1, 2015 which succeeded the Platoro Agreement. Under the terms of the Archer Agreement, Mr. Archer continues to be engaged as the President and Chief Executive Officer at an annual salary in the amount of $475,000. Mr. Archer continues to participate in the Company’s STIP and Share Option Plan, and he is also eligible to receive retirement plan benefits.

The Company may terminate the Archer Agreement for cause, without notice or any payment in lieu thereof. The Company may also terminate the Archer Agreement without cause, and without further obligation, by providing notice, or salary in lieu of notice, of the greater of (a) 18 months’ salary or (b) 12 months’ salary plus the average of the previous two years’ STIP payments, provided that in no case the amount would exceed an amount equivalent to 24 months’ salary.

In the event that a “Change in Control” of the Company leads to the termination of Mr. Archer’s employment (as defined in the Archer Agreement), Mr. Archer would be entitled to receive the same benefits as in the event of termination without cause, plus an additional six months’ salary, provided however that the total amount to be paid in the event of a “Change in Control” shall not exceed 24 months’ salary.

Employment Agreement – Jim A. Zadra

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer of the Company. Mr. Zadra is entitled to a STIP payment based on performance. The criteria for the STIP payment is reviewed and established by the HRCC and reflected in the terms of the Company’s STIP. Under the terms of the Zadra Agreement, Mr. Zadra is also entitled to participate in the Company’s Share Option Plan.

Under the Zadra Agreement, the Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company, and the equivalent of two years of other compensation, if any.

In the event of a “Change of Control” of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two year period or such lesser period as Mr. Zadra has worked with the Company.

Employment Agreement – Robert F. Brown

The Company entered into an employment agreement with Robert F. Brown on July 11, 2008 (the “Brown Agreement”). Under the terms of the Brown Agreement, Robert Brown is engaged as the VP Exploration of the Company and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Brown Agreement, the Company may terminate Mr. Brown’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Brown’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary. In the event of a “Change of Control” of the Company which results in Mr. Brown ceasing to be VP Exploration of the Company, he is entitled to severance equal to 12 months’ salary.

Employment Agreement – Ali Soltani

The Company entered into an employment agreement with Ali Soltani on September 1, 2014 (the “Soltani Agreement”). Under the terms of the Soltani Agreement, Mr. Soltani is engaged as the Chief Operating Officer of the Company and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Soltani Agreement, the Company may terminate Mr. Soltani’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Soltani’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice or a combination of both, paying a termination amount (the “Termination Amount”) as follows:

a)	after three consecutive months of employment, two months’ salary or notice;

b)	after 12 consecutive months of employment, six months’ salary or notice, plus three months’ salary for each additional year of employment, up to a maximum of 18 months’ salary.

In the event of a termination associated with a “Change of Control” of the Company, Mr. Soltani is entitled to receive from the Company a payment equal to the Termination Amount plus additional six months’ salary.

Employment Agreement – J. Eloy Fierro

The Company entered into an employment agreement with J. Eloy Fierro on October 28, 2012 (the “Fierro Agreement”). Under the terms of the Fierro Agreement, Eloy Fierro is engaged as the GM of the GMC and he is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Fierro Agreement, the Company may terminate Eloy Fierro’s employment for cause, without notice or any payment of any kind. The Company may terminate Eloy Fierro’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both, in accordance with Mexican Labour Law.

Incremental Payments

The estimated incremental payments from the Company to each of Messrs. Archer, Zadra, Soltani, and Brown on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a “Change of Control”, assuming the triggering event occurred on December 31, 2014, are as follows:

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
R.A. (BOB) ARCHER President & CEO	Salary	$864,000(1)	$864,000(1)
	Annual Performance-Based Cash Incentive	$169,700(1)	$169,700(1)
	Benefits	$14,916(1)	$14,916(1)
JIM A. ZADRA CFO & Corporate Secretary	Salary	$417,657(2)	$556,876(2)
	Annual Performance-Based Cash Incentive	$116,100(2)	$116,100(2)
	Benefits	$36,064(3)	$36,064(3)
ROBERT F. BROWN VP Exploration	Salary	$216,417(4)	$216,417(4)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
ALI SOLTANI Chief Operating Officer	Salary	$54,734(5)	$218,937(5)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
J. ELOY FIERRO GM GMC	Salary	$88,175(6)	$88,175(6)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

Notes:

(1)

As of December 31, 2014, in the event of a termination, Mr. Archer was entitled to 480 times his Daily Fee of $1,800, plus two times the average of the last two years’ STIP payments, and two years’ benefits. Effective January 1, 2015, the Company entered into the Archer Agreement which provides that Mr. Archer would be entitled to the greater of (a) 18 months’ salary or (b) 12 months’ salary plus the average of the previous two years’ STIP payments, provided that in no case the amount would exceed an amount equivalent to 24 months’ salary. In the case of a change in control, Mr. Archer would be entitled an additional six months’ salary, provided however that the total amount to be paid shall not exceed 24 months’ salary.

(2)

Mr. Zadra would be entitled to 18 months’ salary and two times the average of the last two years’ bonus, or a combination of notice and payment. In the case of change of control, Mr. Zadra would be entitled to two years’ salary, and two times the average of the last two years’ bonus.

(3)	Mr. Zadra would be entitled to two years’ benefits. This amount consists of $14,250 in RRSP matching contributions and $3,782 other benefits (multiplied by two).
(4)	Mr. Brown would be entitled to one years’ salary, or a combination of both notice and payment.
(5)

Mr. Soltani would be entitled to two months’ salary or notice. In the case of “Change of Control”, Mr. Soltani would be entitled to receive additional six months’ salary. These amounts are translated at an exchange rate of $1.00=USD 1.1523.

(6)

Mr. Fierro would be entitled to compensation of MXN$1,061,841. This amount was calculated in accordance with Mexican Labour Law and translated for presentation purposes at an exchange rate of MXN$1=$0.0830.

Director Compensation

During 2014 independent directors were paid an annual retainer of $30,000, plus $1,000 for each board or committee meeting attended. In addition, the Chairman of the Board and the Chairman of the Audit Committee were paid additional annual retainers of $40,000 and $10,000 respectively, and the Chairman of the HRCC was paid an additional annual retainer of $7,500. The Chairman of each of the other committees was paid an additional annual retainer of $5,000. In addition to annual retainers and meeting fees, the independent directors were paid a per diem allowance of $500 when travelling within British Columbia and $1,000 travelling outside of British Columbia. The per diem allowance does not apply for a day for which a meeting fee is paid.

The compensation earned by directors who were not a NEO for the Company’s most recently completed financial year of December 31, 2014, is as follows:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
R.W. (BOB) GARNETT	93,000	Nil	73,526	Nil	Nil	3,831(4)	170,357
KENNETH W. MAJOR	50,500	Nil	56,757	Nil	Nil	Nil	107,257
JOHN JENNINGS	52,750	Nil	56,757	Nil	Nil	Nil	109,507
W.J. (JAMES) MULLIN	53,750	Nil	56,757	Nil	Nil	Nil	110,507
JEFFREY MASON(1)	31,750	Nil	113,514	Nil	Nil	Nil	145,264
GEOFFREY CHATER(2)	11,250	Nil	Nil	Nil	Nil	Nil	11,250

Notes:
(1)	Mr. Mason was appointed as a Director of the Company on May 6, 2014.
(2)	Mr. Chater resigned as a Director of the Company on April 7, 2014.
(3)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 27, 2014 grants were valued using the following assumptions: Exercise Price: $1.31; Risk Free Rate of Return: 1.18%; Volatility Estimate: 61.97%; Expected Life (Years): 2.96; Dividend Rate: Nil; Per Option Value: $0.545812.

(4)	Payment of benefits.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding as at April 17, 2015 for the directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.W. (BOB) GARNETT	200,000 100,000 100,000 114,000	2.40 0.70 1.71 1.31	5-Dec-16 28-Jun-16 16-Aug-17 27-Jun-19	Nil Nil Nil Nil	N/A	N/A	N/A
KENNETH W. MAJOR	75,000 200,000 88,000	0.70 2.40 1.31	28-Jun-16 5-Dec-16 27-Jun-19	Nil Nil Nil	N/A	N/A	N/A
JOHN JENNINGS	75,000 200,000 88,000	0.70 1.71 1.31	28-Jun-16 16-Aug-17 27-Jun-19	Nil Nil Nil	N/A	N/A	N/A
W.J. (JAMES) MULLIN	75,000 88,000	0.92 1.31	11-Aug-16 27-Jun-19	Nil Nil	N/A	N/A	N/A
JEFFREY MASON	176,000	1.31	27-Jun-19	Nil	N/A	N/A	N/A
Notes:
(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2014. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2014, which was $0.70 per share.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2014, for the directors, excluding a director who is already set out in disclosure above for an NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R.W. (BOB) GARNETT	19,333	Nil	Nil
KENNETH W. MAJOR	14,500	Nil	Nil
JOHN JENNINGS	14,500	Nil	Nil
W.J. (JAMES) MULLIN	11,500	Nil	Nil
JEFFREY MASON	Nil	Nil	Nil
Notes:
(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a director had exercised each of his options that vested in 2014 on the date of such vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share Option Plan

The only equity compensation plan which the Company has in place is the Amended and Restated Incentive Share Option Plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”). The Share Option Plan was approved by the Company’s Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. A copy of the Share Option Plan, as amended, is attached as Appendix D to the Information Circular dated May 27, 2013, which was filed on SEDAR at www.sedar.com on May 30, 2013.

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Board of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Share Option Plan provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2014, in relation to compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	8,492,757(1)	$1.46	5,463,447(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,492,757	$1.46	5,463,447
Notes:
(1)

A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Share Option Plan. As of December 31, 2014, the maximum number of Common Shares reserved for issuance under the Share Option Plan was 13,956,204 Common Shares (being 10% of the 139,562,040 Common Shares then issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officers, directors or employees, or former executive officers, directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2014, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 13, 2015, Great Panther and Cangold announced that they had entered into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which Great Panther will, subject to the remaining conditions precedent of the Arrangement Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement (the “Cangold Arrangement”). The Arrangement Agreement supersedes the letter agreement announced on February 26, 2015

The transaction will result in Great Panther adding an option to acquire more than 6,000 hectares of the Guadalupe de los Reyes gold-silver project (a development stage project) in Sinaloa State, Mexico (the “GDLR Project”) to its existing silver and gold producing properties in Mexico. The completion of the transaction will also add Cangold’s Plomo gold project in Mexico, and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada.

The Arrangement Agreement contemplates completion of the Cangold Arrangement on the following basis:

  Cangold shareholders will receive 0.05 common shares of Great Panther (each a whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) held (such exchange ratio being hereinafter referred to as the “Exchange Ratio”) resulting in, and assuming completion of the transaction, the issuance of approximately 2,139,030 Great Panther Shares in exchange for approximately 42,780,600 Cangold Shares.

  Each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant.

  Completion of the transaction will be subject to customary conditions, including support of the transaction by directors, officers and significant shareholders of Cangold, and receipt of applicable regulatory, shareholder and third party approvals and consents by Cangold and Great Panther as may be required to effect and complete the transaction. In particular, the Cangold Arrangement will be subject to approval of the TSX and applicable filings with the NYSE MKT (in respect of Great Panther) and the TSX Venture Exchange (in respect of Cangold). Completion of the transaction is also subject to Great Panther being satisfied with the results of its due diligence investigations, and receipt by Great Panther of an opinion of Mexican legal counsel relating to the option Cangold holds in respect of the GDLR Project.

  Cangold has agreed to not solicit any other acquisition proposals, however, should Cangold receive an offer from a third party which it considers to be superior to the terms of the Arrangement Agreement, Great Panther retains the right to match any superior proposals within 10 days of Cangold receiving such a proposal. The Arrangement Agreement also provides for a payment of a termination fee of C$250,000 by Cangold to Great Panther in certain circumstances where the transaction is not completed.

Concurrent with the execution of the letter agreement announced on February 26, 2015, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents pursuant to which Great Panther has agreed (i) to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500,000 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155,000. Pursuant to the Loan, the principal owing thereunder bears interest at the rate of 15% and is secured by a general security agreement and share pledge agreement. On March 27, 2015 and on April 20, 2015, Great Panther received 2,897,680 and 1,060,000 bonus common shares in the capital of Cangold, equivalent to 20% of respective Advances of US$580,000 and $265,000 divided by the Market Prices (as such term is defined in TSX Venture Exchange policies). The Company is entitled to bonus common shares in the amount of 20% of any further Advances, divided by the Market Price, subject to approval by the TSX-Venture Exchange of the issuance of such bonus common shares.

Cangold will hold a shareholder meeting to consider and approve the Arrangement. The terms of the Cangold Arrangement will be described in further detail in a Management Information Circular of Cangold to be filed with regulatory authorities and mailed to Cangold shareholders in accordance with applicable securities laws.

Assuming all conditions to closing are satisfied, the Company expects that the transaction will close prior to the end of May 2015.

A copy of the Arrangement Agreement has been filed by Cangold as a material contract on SEDAR at www.sedar.com.

The Cangold Arrangement and the Loan are considered to be ‘related party transactions’ for Great Panther under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of the fact that each of Messrs. Robert Archer (President and CEO and a director of Great Panther), Kenneth Major (a director of Great Panther) and Robert Brown (VP Exploration of Great Panther) is also a director (and in the case of Messrs. Archer and Brown, also an officer) of Cangold.

Messrs. Archer and Major declared an interest in, and abstained from voting on, the resolutions respecting the Arrangement Agreement and the Loan Documents. Mr. Brown did not vote on the resolutions respecting the Arrangement Agreement and the Loan Documents as he does not serve on the Board of Great Panther. The Arrangement Agreement and the Loan documents were reviewed and approved by special committees consisting of independent directors of both Great Panther and Cangold. Cangold’s special committee made its recommendation to approve the Arrangement Agreement on a number of factors, including the receipt by the Cangold Board of a fairness opinion from Evens & Evans Inc., which determined that the consideration offered to Cangold shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Cangold shareholders.

Further information regarding the transaction can be obtained from the Company’s April 13, 2015 news release, as well as the March 6, 2015 Material Change Report, both filed on SEDAR.

Messrs. Archer, Major and Brown hold an aggregate of 3,315,100 Cangold Shares, 400,000 options to acquire Cangold Shares (“Cangold Options”) and 493,000 warrants to acquire Cangold Shares (“Cangold Warrants”). The Cangold Arrangement is expected to increase their Great Panther shareholdings as follows, if the transaction is completed:

Name and	Cangold	Cangold Shares	Cangold Shares	Total Cangold	Total Great Panther
Position with	Shares	underlying	underlying Cangold	Shares(1)	Shares Issuable under the
Great Panther		Cangold Options	Warrants		Arrangement(2)

Robert A. Archer
Director & Chief	3,045,100	Nil	378,000	3,423,100	171,155
Executive Officer

Kenneth W.
Major	40,000	150,000	20,000	210,000	10,500
Director

Robert Brown
Vice President,
Exploration	230,000	250,000	95,000	575,000	28,750

				4,208,100	210,405
Notes:
(1)	The number of total Cangold Shares held by each named individual is on a fully-diluted basis.
(2)	The number of Great Panther Shares that each named individual is entitled to receive under the Arrangement is based on the Exchange Ratio on a fully-diluted basis.

Other than the Cangold Arrangement, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2014, can be found on SEDAR at www.sedar.com. Copies are available upon request from the Company’s Assistant Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2014, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the board of directors.

DATED at Vancouver, British Columbia on April 20, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board and Director

APPENDIX A
BOARD MANDATE

GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1.        Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.        Composition and Functioning of the Board

(a)        Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)        Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)        Establishment of Board Agenda

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(d)        Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)        Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)        Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)        Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)        Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)        Evaluating Board Performance

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.        Functioning of Committees

(a)        Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)        Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.        Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.        Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.        Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.        Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.        Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

Article 9.        Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.

Article 10.      Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.      Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.      Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, Shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.      Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.      Reporting of Concerns

All stakeholders, including creditors, Shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 15.      Majority Voting Policy

(a)        Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the Shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the Shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company

(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or

(c)	call a special meeting of Shareholders at which a director nominee (other than the Affected Director) will be proposed for election by Shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)        Disclosure of Detailed Voting Results

Promptly after a Shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by Shareholders.

Article 16.      Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

Last reviewed and approved by the Board on October 1, 2014.